Exhibit 99.1

LUNDIN MINING CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited - in thousands of US dollars)

	September 30,	December 31,
	2009	2008
ASSETS
Current
Cash and cash equivalents	$65,185	$169,698
Accounts receivable	184,830	74,411
Inventories (Note 3)	37,100	40,081
Prepaid expenses	5,867	8,052
	292,982	292,242
Reclamation funds and restricted cash	70,767	58,385
Mineral properties, plant and equipment (Note 4)	1,381,375	1,351,584
Investments and other assets (Note 5)	1,677,686	1,643,730
Future income tax assets	66,411	52,102
Goodwill	255,133	242,519
Assets of discontinued operations (Note 10)	-	63,940
	$3,744,354	$3,704,502
LIABILITIES
Current
Accounts payable	$56,644	$151,087
Accrued liabilities	64,401	44,353
Income taxes payable	12,934	1,648
Current portion of long-term debt and capital leases (Note 6)	42,219	306,973
Current portion of asset retirement obligations (Note 8)	6,066	-
Derivative contracts (Note 9)	28,851	-
Current portion of deferred revenue (Note 7)	3,837	3,465
	214,952	507,526
Long-term debt and capital leases (Note 6)	155,167	8,243
Other long-term liabilities	19,599	16,252
Deferred revenue (Note 7)	78,744	75,665
Provision for pension obligations	16,426	14,359
Asset retirement obligations and other provisions (Note 8)	90,803	109,530
Future income tax liabilities	255,527	262,650
Liabilities of discontinued operations (Note 10)	-	106,553
	831,218	1,100,778
SHAREHOLDERS' EQUITY
Share capital (Note 11)	3,480,428	3,331,309
Contributed surplus	29,562	24,758
Accumulated other comprehensive income	298,966	182,074
Deficit	(895,820)	(934,417)
	2,913,136	2,603,724
	$3,744,354	$3,704,502

See accompanying notes to interim consolidated financial statements

APPROVED BY THE BOARD
(Signed) Lukas H. Lundin	(Signed) Dale C. Peniuk
Lukas H. Lundin, Director	Dale C. Peniuk, Director

LUNDIN MINING CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited - in thousands of US dollars, except for share and per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
Sales	$171,080	$191,942	$489,286	$791,758
Operating costs	(71,255)	(110,187)	(241,514)	(351,829)
Accretion of asset retirement obligations and other provisions (Note 8)	(1,420)	(4,800)	(4,541)	(10,049)
Selling, general and administration	(5,085)	(5,473)	(17,506)	(32,091)
Stock-based compensation (Note 11)	(1,562)	(2,551)	(4,742)	(8,736)
Income before undernoted	91,758	68,931	220,983	389,053
Depreciation, depletion and amortization	(46,527)	(54,317)	(128,555)	(162,250)
General exploration and project investigation	(6,547)	(7,840)	(15,934)	(26,558)
Interest expense and bank charges	(2,971)	(2,885)	(11,342)	(10,123)
Foreign exchange gain (loss)	2,773	8,178	8,962	(370)
(Loss) gain on derivative contracts (Note 9)	(24,887)	(1,775)	(34,079)	734
Loss from equity investment in Tenke (Note 5b)	(1,028)	-	(5,316)	-
Impairment charges	-	(220,122)	-	(220,122)
Loss on sale of investment (Note 5c)	(18,661)	-	(18,661)	(1,320)
Other income and expenses	979	1,655	3,771	4,071
(Loss) Income from continuing operations before income taxes	(5,111)	(208,175)	19,829	(26,885)
Current income tax recovery (expense)	(7,790)	3,871	(26,698)	(51,740)
Future income tax recovery	16,587	14,076	39,893	66,313
Income (loss) from continuing operations	3,686	(190,228)	33,024	(12,312)
(Loss) gain from discontinued operations, net of income taxes (Note 10)	-	(8,776)	5,573	(216,293)
Net income (loss)	$3,686	$(199,004)	$38,597	$(228,605)
Basic and diluted income (loss) per share from
Continuing operations	$0.01	$(0.49)	$0.06	$(0.03)
Discontinued operations	$-	$(0.02)	$0.01	$(0.55)
Basic and diluted income (loss) per share	$0.01	$(0.51)	$0.07	$(0.59)
Weighted average number of shares outstanding
Basic	579,510,141	390,427,090	540,030,936	390,553,391
Diluted	579,645,695	390,578,818	540,057,884	390,843,701

See accompanying notes to interim consolidated financial statements

LUNDIN MINING CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited - in thousands of US dollars)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Net income (loss) for the period	$3,686	$(199,004)	$38,597	$(228,605)
Other comprehensive income (loss)
Change in fair value of Available For Sale ("AFS") securities, net of taxes	12,921	(65,124)	32,680	(100,091)
Recognized loss on AFS securities disposed of in the period, net of taxes	-	-	-	(263)
Cumulative foreign currency translation adjustment	49,565	(218,361)	84,212	(56,989)
	62,486	(283,485)	116,892	(157,343)
Comprehensive income (loss)	$66,172	$(482,489)	$155,489	$(385,948)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the nine months ended September 30, 2009
(Unaudited - in thousands of US dollars, except share amounts)

				Accumulated
				Other
	Number of	Share	Contributed	Comprehensive
	Shares	Capital	Surplus	Income	Deficit	Total
Balance, December 31, 2008	487,433,771	$3,331,309	$24,758	$182,074	$(934,417)	$2,603,724
Stock-based compensation	-	-	1,853	-	-	1,853
Changes in fair value of AFS securities	-	-	-	7,774	-	7,774
Net loss for the period	-	-	-	-	(8,557)	(8,557)
Effects of foreign currency translation	-	-	-	(24,347)	-	(24,347)
Balance, March 31, 2009	487,433,771	3,331,309	26,611	165,501	(942,974)	2,580,447
Issuance of common shares, net of costs (Note 11)	92,000,000	148,823	-	-	-	148,823
Stock-based compensation	-	-	1,230	-	-	1,230
Changes in fair value of AFS securities	-	-	-	11,985	-	11,985
Net income for the period	-	-	-	-	43,468	43,468
Effects of foreign currency translation	-	-	-	58,994	-	58,994
Balance, June 30, 2009	579,433,771	3,480,132	27,841	236,480	(899,506)	2,844,947
Exercises of stock options & SARs	140,360	296	(5)	-	-	291
Stock-based compensation	-	-	1,726	-	-	1,726
Changes in fair value of AFS securities	-	-	-	12,921	-	12,921
Net income for the period	-	-	-	-	3,686	3,686
Effects of foreign currency translation	-	-	-	49,565	-	49,565
Balance, September 30, 2009	579,574,131	$3,480,428	$29,562	$298,966	$(895,820)	$2,913,136

See accompanying notes to interim consolidated financial statements

LUNDIN MINING CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - in thousands of US dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
Cash provided by (used in)
Operating activities
Net income (loss)	$3,686	$(199,004)	$38,597	$(228,605)
Items not involving cash
Depreciation, depletion and amortization	46,527	54,317	128,555	162,250
Recognition of deferred revenue	(1,312)	(1,718)	(3,920)	(5,224)
Stock-based compensation	1,562	2,551	4,742	8,736
Accretion of asset retirement obligations (Note 8)	698	1,541	3,819	4,736
Provision for pension obligations	39	3,259	216	5,313
Unrealized foreign exchange gain	(8,897)	(9,231)	(19,614)	(6,740)
Unrealized loss (gain) on derivative contracts (Note 9)	18,457	(543)	27,649	(13,406)
Loss on sale of investment (Note 5c)	18,661	-	18,661	1,320
Gain on disposition of Aljustrel (Note 10)	-	-	(5,573)	-
Future income tax recovery	(16,587)	(14,076)	(39,893)	(12,126)
Loss from equity investment in Tenke (Note 5b)	1,028	-	5,316	-
Asset impairment charges	-	228,239	-	381,034
Other	(3,196)	1,038	(3,649)	2,057
Payments for mine closure and restoration (Note 8)	(8,364)	(1,752)	(17,497)	(3,115)
Other cash receipts (payments)	725	(450)	1,112	(1,145)
Changes in non-cash working capital items	(13,006)	(17,353)	(98,128)	(126,508)
	40,021	46,818	40,393	168,577
Financing activities
Proceeds from loans	-	84,711	-	284,369
Debt and capital lease payments	(63,868)	(62,147)	(119,597)	(133,715)
Common shares issued	298	73	149,121	619
Common share buyback	-	-	-	(17,974)
Other	1,731	-	4,003	-
	(61,839)	22,637	33,527	133,299
Investing activities
Mineral property, plant and equipment expenditures	(30,372)	(54,105)	(92,369)	(214,750)
Investment in Tenke (Note 5b)	(24,300)	(92,700)	(53,700)	(218,100)
Investments in AFS securities	(2,936)	-	(2,936)	(4,675)
Proceeds from sale of investment (Note 5c)	3,500	-	3,500	48,904
Cash outlay on disposal of Aljustrel (Note 10)	-	-	(20,979)	-
Other	308	(1,156)	13	(1,693)
	(53,800)	(147,961)	(166,471)	(390,314)
Effect of foreign exchange on cash balances	(7,295)	(6,196)	(11,962)	573
Decrease in cash and cash equivalents during the period	(82,913)	(84,702)	(104,513)	(87,865)
Cash and cash equivalents, beginning of period	148,098	130,044	169,698	133,207
Cash and cash equivalents, end of period	$65,185	$45,342	$65,185	$45,342

Supplemental cash flow information (Note 13)

See accompanying notes to interim consolidated financial statements

LUNDIN MINING CORPORATION
Notes to unaudited interim consolidated financial statements
For the three and nine months ended September 30, 2009 and 2008
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

1.	BASIS OF PRESENTATION

These unaudited interim consolidated financial statements of Lundin Mining Corporation (the “Company” or “Lundin Mining”) are prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies and methods of application as those disclosed in Note 3 to the Company’s consolidated financial statements for the year ended December 31, 2008, except as described in Note 2 below.

These interim consolidated financial statements do not contain all of the information required by Canadian generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the Company’s 2008 audited consolidated financial statements.

These unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for fair presentation of the respective interim periods presented.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

2.	CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

New Accounting Standards

Effective January 1, 2009 the Company has adopted the following CICA accounting standards:

EIC- 173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued an Emerging Issues Committee (“EIC”) Abstract on Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, EIC-173. This EIC discusses how an entity’s own credit risk and the credit risk of the counterparty should be taken into account when determining the fair value of financial assets and financial liabilities, including derivative instruments. Adoption of this standard did not have any material effect on the financial statements.

EIC- 174 – Mining Exploration Costs

In March 2009, the CICA issued EIC-174 on Mining Exploration Costs. This EIC provides guidance on the accounting and the impairment review of mining exploration costs. Adoption of this standard did not have any material effect on the financial statements.

Section 3855 – Financial Instruments

Assessment of embedded derivatives upon reclassification

The CICA amended Section 3855 to clarify that, upon reclassification of a financial instrument out of the trading category, an assessment must be completed to determine whether an embedded derivative is required to be bifurcated. In addition, the amendment prohibits the reclassification of a financial instrument out of trading when the derivative embedded in the financial instrument cannot be separately measured from the host contract. The amendment is applicable to all reclassifications occurring after July 1, 2009. Adoption of this standard did not have any material effect on the financial statements.

LUNDIN MINING CORPORATION
Notes to unaudited interim consolidated financial statements
For the three and nine months ended September 30, 2009 and 2008
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

Financial asset measurement categories and impairment

In August 2009, the CICA issued further amendments to Section 3855. The amendments changed the definition of a loan such that certain debt securities may be classified as loans if they do not have a quoted price in an active market and the Company does not have the intent to sell the security immediately or in the near term. As a result, debt securities classified as loans will be assessed for impairment using the incurred credit loss model of Section 3025 to reduce the carrying value of a loan to its estimated realizable amount. Loan impairment accounting requirements are also applied to held-to-maturity financial assets as a result of the amendments. Debt securities that are classified as AFS continue to be written down to their fair-value when the impairment is considered to be other-than-temporary. However, the impairment loss can be reversed if the fair value substantially increases and the increase can be objectively related to an event occurring after the impairment loss was recognized. Adoption of this standard did not have any material effect on the financial statements.

3.	INVENTORIES

Inventories comprise the following:
	September 30,	December 31,
	2009	2008
Ore stock piles	$4,082	$7,337
Concentrate stock piles	8,932	6,546
Materials and supplies	24,086	26,198
	$37,100	$40,081

4.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

Mineral properties, plant and equipment consist of:

	September 30, 2009
		Accumulated
		depreciation,	Net
		depletion and	book
	Cost	amortization	value
Exploration properties	$109,872	$-	$109,872
Mineral properties	1,437,440	534,126	903,314
Plant and equipment	440,355	168,222	272,133
Development properties	96,056	-	96,056
	$2,083,723	$702,348	$1,381,375

LUNDIN MINING CORPORATION
Notes to unaudited interim consolidated financial statements
For the three and nine months ended September 30, 2009 and 2008
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

	December 31, 2008
		Accumulated
		depreciation,	Net
		depletion and	book
	Cost	amortization	value
Exploration properties	$104,411	$-	$104,411
Mineral properties	1,356,513	438,868	917,645
Plant and equipment	406,248	134,925	271,323
Development properties	58,205	-	58,205
	$1,925,377	$573,793	$1,351,584

5.	INVESTMENTS AND OTHER ASSETS

Investments include the following:

	September 30,	December 31,
	2009	2008
AFS securities (a)	$49,643	$13,953
Equity investments (b)	1,625,127	1,577,044
Other assets (c)	2,916	52,733
	$1,677,686	$1,643,730

(a)	AFS securities

These investments consist of shares in publicly traded mining and exploration companies. During the quarter, the Company’s investment in Sanu Resources Ltd. has been reclassified to AFS securities (Note 5b(ii))

The Company does not exercise significant influence over any of the companies in which investments in available-for-sale securities are held, which in all cases, amounts to less than a 20% equity interest in any one company.

(b)	Equity investments

The Company accounts for the following investments on the equity basis:
	September 30,	December 31,
	2009	2008
Tenke Holdings Ltd. (i)	$1,625,127	$1,576,743
Sanu Resources Ltd. (ii)	-	301
	$1,625,127	$1,577,044

LUNDIN MINING CORPORATION
Notes to unaudited interim consolidated financial statements
For the three and nine months ended September 30, 2009 and 2008
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

(i) Tenke Holdings Ltd. (Lundin 24.75%; FCX 57.75%; Gecamines 17.5%)
	September 30,	December 31,
	2009	2008
Balance, beginning of period	$1,576,743	$1,314,814
Advances	53,700	264,100
Share of equity loss	(5,316)	(2,171)
Balance, end of period	$1,625,127	$1,576,743

During the quarter ended September 30, 2009, the Company made cash advances of $24.3 million to fund its portion of current year work programs and working capital requirements (three month period ended September 30, 2008 - $92.7 million for project expenditures). The Company has an off-balance sheet financing arrangement whereby Freeport McMoRan Copper & Gold Inc. (“FCX”), the operator, is responsible for funding Lundin’s share of Phase I project development costs that are in excess of agreed budgets. The amounts are funded through loans directly from FCX to the project and are non-recourse to the Company.

During the quarter, $21.4 million was advanced by FCX to the project to fund Lundin’s share of the excess Phase I project development costs (on a cumulative basis, $216.6 million). These amounts will be repaid to FCX on a priority basis from future operating cash flows of the Tenke Fungurume project.

(ii) Sanu Resources Ltd.

During the quarter ended September 30, 2009, the Company ceased to have significant influence over Sanu Resources Ltd upon its combination with Canadian Gold Hunter Corp. on August 20, 2009. The Company has reclassified its investment in Sanu Resources Ltd. to AFS securities.

(c)	Other assets

During the quarter ended September 30, 2009, the Company completed the sale of its 49% interest in the Ozernoe zinc project in Russia to its former partner, MBC Resources Limited, for gross proceeds of $35 million. The sale terminates all of Lundin Mining's rights and obligations related to the project. Proceeds of $3.5 million were received upon closing with the balance of $31.5 million to be received over a ten month period. Loss on the sale of investment of $18.7 million has been recorded.

6.	LONG-TERM DEBT AND CAPITAL LEASES

	September 30,	December 31,
	2009	2008
Revolving credit facility	$146,253	$266,652
Somincor bonds due in December 2009	39,536	38,692
Capital lease obligations	5,244	4,715
Rio Narcea debt	6,353	5,157
	197,386	315,216
Less: current portion due within one year	42,219	306,973
	$155,167	$8,243

At December 31, 2008 the revolving credit facility was classified as current due to the Company not being in compliance with a debt covenant. At September 30, 2009 the revolving credit facility is classified as long-term, reflecting the conclusion of a third amending agreement in July 2009.

LUNDIN MINING CORPORATION
Notes to unaudited interim consolidated financial statements
For the three and nine months ended September 30, 2009 and 2008
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

7.	DEFERRED REVENUE

The following table summarizes the changes in deferred revenue balance:

	September 30,	December 31,
	2009	2008
Balance, beginning of period	$79,130	$98,341
Amortization on delivery of silver in concentrate	(3,920)	(6,796)
Effect of changes in foreign exchange rates	7,371	(12,415)
	82,581	79,130
Less: current portion	3,837	3,465
Balance, end of period	$78,744	$75,665

8.	ASSET RETIREMENT OBLIGATIONS AND OTHER PROVISIONS

The asset retirement obligations and other provisions relating to the operations are as follows:

		Employee severance due
	Site restoration	on mine closure	Total
Balance, beginning of period	$78,816	$30,714	$109,530
Accretion	3,819	-	3,819
Accruals for services	-	1,511	1,511
Change in estimate	(5,954)	-	(5,954)
Effect of changes in foreign exchange rates	4,840	620	5,460
Payments	(3,598)	(13,899)	(17,497)
	77,923	18,946	96,869
Less: current portion	5,857	209	6,066
Balance, end of period	$72,066	$18,737	$90,803

9.	DERIVATIVE CONTRACTS

The Company has multiple option collar arrangements with a weighted average floor price of $1.87 per pound and a weighted average maximum price of $2.49 per pound of copper. No premiums are paid or received under the net zero cost structure.

During the three months ended September 30, 2009, the Company settled 10,248 tonnes of copper which resulted in cash settlements of $6.4 million recorded as a loss.

As at September 30, 2009, the Company has outstanding contractual obligations for 33,825 tonnes of copper which expire monthly until July 2010. The fair value of the contracts as at September 30, 2009 is a liability of $28.9 million. The unrealized loss recorded in this quarter was $18.5 million.

LUNDIN MINING CORPORATION
Notes to unaudited interim consolidated financial statements
For the three and nine months ended September 30, 2009 and 2008
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

10.	DISCONTINUED OPERATIONS

On February 5, 2009, the Company completed the sale of its wholly-owned subsidiary Pirites Alentejanas SA (“PASA”). The assets, liabilities and results of operations of PASA have been separately reported as discontinued operations in the consolidated balance sheets and statements of operations.

Upon the disposition of the shares of PASA, the Company paid $21.0 million to satisfy the terms of the sales agreement.

The results of the discontinued operations for the period ended September 30 were as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
General exploration and project investigation	$-	$(1,592)	$-	$(2,918)
Interest and bank charges	-	(22)	-	(63)
Foreign exchange loss	-	101	-	34
Loss on forward sales contracts	-	710	-	1,201
Impairment of property and equipment	-	(8,117)	-	(160,912)
Gain on disposition	-	-	5,573	-
Other income and expenses	-	144	-	552
Deferred tax expense	-	-	-	(54,187)
Gain (loss) from discontinued operations	$-	$(8,776)	$5,573	$(216,293)

The following table details the assets and liabilities related to the discontinued operations:

	September 30,	December 31,
	2009	2008
Cash and cash equivalents	$-	$594
Accounts receivable	-	4,405
Inventories	-	3,439
Prepaid expenses	-	345
Mineral properties, plant and equipment	-	55,157
Assets of discontinued operations	$-	$63,940
Accounts payable	-	10,514
Accrued liabilities	-	15,126
Current portion of long term debt and capital leases	-	262
Deferred revenue	-	55,157
Asset retirement obligations and other provisions	-	25,494
Liabilities of discontinued operations	$-	$106,553

LUNDIN MINING CORPORATION
Notes to unaudited interim consolidated financial statements
For the three and nine months ended September 30, 2009 and 2008
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

11.	STOCK-BASED COMPENSATION

During the three months ended September 30, 2009, the Company granted 224,167 incentive stock options to employees at a weighted average price of CAD $3.80 per share. The options expire between August 5, 2011 and September 22, 2012.

The Company uses the Black Scholes model to estimate the fair value for all stock-based compensation to employees, directors and officers. During the third quarter of 2009, the fair value of all new stock option grants was $0.4 million (2008 - $7.9 million). The fair value at the date of the grant of the stock options assumes a risk-free interest rate of 1.2 to 1.3%, no dividend yield, expected life of 1.5 to 2.1 years and an expected volatility of 91 to 100%.

During the third quarter of 2009, the Company recorded a stock compensation expense of $1.7 million (for the quarter ended September 30, 2008 - $2.6 million) with a corresponding credit to contributed surplus.

The unrecognized stock compensation expense for unvested options at September 30, 2009 was $3.8 million (September 30, 2008 - $12.7 million).

During the quarter ended September 30, 2009, 135,360 stock appreciation rights were exercised. At September 30, 2009, 171,360 stock appreciation rights remain outstanding. The Company recorded a stock appreciation right recovery of $0.1 million in the third quarter of 2009 (for the quarter ended September 30, 2008 – recovery of $0.4 million).

The continuity of incentive stock options issued and outstanding is as follows:

		Weighted average
	Number of Options	exercise price (CAD$)
Outstanding, December 31, 2008	11,092,020	$8.01
Issued during the period	1,448,334	2.79
Cancelled/forfeited during the period	(2,536,400)	7.69
Exercised during the period	(5,000)	2.67
Expired during the period	(520,060)	12.66
Outstanding, September 30, 2009	9,478,894	$7.07

12.	SEGMENTED INFORMATION

The Company is engaged in mining, exploration and development of mineral properties, primarily in Portugal, Spain, Sweden, Ireland and the Democratic Republic of Congo (“DRC”). The Company has reportable segments as identified by the individual mining operations at each of its operating mines as well as its significant investment in the Tenke Fungurume project.

LUNDIN MINING CORPORATION
Notes to unaudited interim consolidated financial statements
For the three and nine months ended September 30, 2009 and 2008
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

Segmented Information - Operational
For the three months ended September 30, 2009
					Tenke
	Neves Corvo	Zinkgruvan	Aguablanca	Galmoy	Fungurume	Other	Total
Sales	$107,757	$29,800	$30,281	$3,242	$-	$-	$171,080
Income (loss) before undernoted	66,874	16,123	11,696	2,007	-	(4,942)	91,758
Depreciation, depletion and amortization	(33,277)	(3,784)	(9,222)	(18)	-	(226)	(46,527)
General exploration and project investigation	(4,482)	(42)	(405)	(802)	-	(816)	(6,547)
Interest expense and bank charges	(283)	(97)	(165)	-	-	(2,426)	(2,971)
Foreign exchange (loss) gain	(2,802)	(3,068)	(727)	(5)	-	9,375	2,773
Loss on derivative contracts	(24,887)	-	-	-	-	-	(24,887)
Loss from equity investment in Tenke	-	-	-	-	(1,028)	-	(1,028)
Loss on sale of investment	-	-	-	-	-	(18,661)	(18,661)
Other income and expenses	1,316	222	460	219	-	(1,238)	979
Income tax recovery (expense)	1,778	(2,336)	10,178	(127)	-	(696)	8,797
Net income (loss)	$4,237	$7,018	$11,815	$1,274	$(1,028)	$(19,630)	$3,686
Capital expenditures	$18,067	$11,184	$1,028	$16	$24,300	$77	$54,672

For the nine months ended September 30, 2009
					Tenke
	Neves Corvo	Zinkgruvan	Aguablanca	Galmoy	Fungurume	Other	Total
Sales	$284,987	$85,114	$83,890	$35,295	$-	$-	$489,286
Income (loss) before undernoted	156,742	42,273	30,947	12,107	-	(21,086)	220,983
Depreciation, depletion and amortization	(90,257)	(11,794)	(25,857)	(54)	-	(593)	(128,555)
General exploration and project investigation	(12,580)	(42)	(692)	(1,971)	-	(649)	(15,934)
Interest expense and bank charges	(1,410)	(235)	(422)	-	-	(9,275)	(11,342)
Foreign exchange (loss) gain	(8,639)	(4,313)	1,101	(212)	-	21,025	8,962
Loss on derivative contracts	(34,079)	-	-	-	-	-	(34,079)
Loss from equity investment in Tenke	-	-	-	-	(5,316)	-	(5,316)
Loss on sale of investment	-	-	-	-	-	(18,661)	(18,661)
Other income and expenses	2,106	463	283	432	-	487	3,771
Income tax (expense) recovery	(367)	(6,497)	14,843	(550)	-	5,766	13,195
Net income (loss) from continuing operations	$11,516	$19,855	$20,203	$9,752	$(5,316)	$(22,986)	$33,024
Gain from discontinued operations	-	-	-	-	-	5,573	5,573
Net income (loss)	$11,516	$19,855	$20,203	$9,752	$(5,316)	$(17,413)	$38,597
Capital assets*	$1,071,418	$190,999	$113,916	$6,656	$1,625,127	$(1,614)	$3,006,502
Total segment assets	$1,456,871	$329,751	$255,872	$35,978	$1,625,127	$40,755	$3,744,354
Capital expenditures	$61,498	$25,065	$5,579	$125	$53,700	$102	$146,069

* Capital assets consist of mineral exploration and development properties, property, plant and equipment, and investments in Tenke Fungurume. Capital assets from discontinued operations are in Other.

LUNDIN MINING CORPORATION
Notes to unaudited interim consolidated financial statements
For the three and nine months ended September 30, 2009 and 2008
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

Segmented Information - Operational
For the three months ended September 30, 2008
					Tenke
	Neves Corvo	Zinkgruvan	Aguablanca	Galmoy	Fungurume	Other	Total
Sales	$119,698	$29,745	$24,194	$15,549	$-	$2,756	$191,942
Income (loss) before undernoted	62,639	11,437	4,737	1,570	-	(11,452)	68,931
Depreciation, depletion and amortization	(23,788)	(4,546)	(16,628)	(7,429)	-	(1,926)	(54,317)
General exploration and project investigation	(5,417)	246	(1,182)	(394)	-	(1,093)	(7,840)
Interest expense and bank charges	90	(16)	(232)	-	-	(2,727)	(2,885)
Foreign exchange gain (loss)	11,757	1,868	1,096	304	-	(6,847)	8,178
Gain on derivative contracts	-	(2,124)	-	-	-	349	(1,775)
Impairment charges	(84,859)	-	(107,994)	(27,269)	-	-	(220,122)
Other income and expenses	(31)	172	92	373	-	1,049	1,655
Income tax (expense) recovery	(8,171)	(1,519)	29,447	(8,654)	-	6,844	17,947
Net (loss) income from continuing operations	$(47,780)	$5,518	$(90,664)	$(41,499)	$-	$(15,803)	$(190,228)
Loss from discontinued operations	-	-	-	-	-	(8,776)	(8,776)
Net (loss) income	$(47,780)	$5,518	$(90,664)	$(41,499)	$-	$(24,579)	$(199,004)
Capital expenditures	$41,154	$6,549	$2,234	$3,072	$92,700	$1,096	$146,805

For the nine months ended September 30, 2008
					Tenke
	Neves Corvo	Zinkgruvan	Aguablanca	Galmoy	Fungurume	Other	Total
Sales	$482,436	$112,443	$111,363	$61,893	$-	$23,623	$791,758
Income (loss) before undernoted	312,057	59,374	36,158	13,129	-	(31,665)	389,053
Depreciation, depletion and amortization	(70,558)	(15,071)	(52,698)	(21,436)	-	(2,487)	(162,250)
General exploration and project investigation	(14,051)	-	(2,849)	(2,219)	-	(7,439)	(26,558)
Interest expense and bank charges	(2,996)	(218)	(780)	(8)	-	(6,121)	(10,123)
Foreign exchange gain (loss)	3,812	260	250	(191)	-	(4,501)	(370)
Gain (loss) on derivative contracts	-	734	-	-	-	-	734
Impairment charges	(84,859)	-	(107,994)	(27,269)	-	-	(220,122)
Loss on sale of investment	-	-	-	-	-	(1,320)	(1,320)
Other income and expenses	(4,901)	635	1,013	1,102	-	6,222	4,071
Income tax (expense) recovery	(9,349)	(11,655)	33,742	(8,342)	-	10,177	14,573
Net income (loss) from continuing operations	$129,155	$34,059	$(93,158)	$(45,234)	$-	$(37,134)	$(12,312)
Loss from discontinued operations	-	-	-	-	-	(216,293)	(216,293)
Net income (loss)	$129,155	$34,059	$(93,158)	$(45,234)	$-	$(253,427)	$(228,605)
Capital assets*	$1,065,008	$170,162	$406,122	$61,212	$1,532,914	$269,378	$3,504,796
Total segment assets	$1,526,247	$298,726	$611,292	$106,956	$1,532,914	$266,964	$4,343,099
Capital expenditures	$169,796	$31,217	$5,731	$5,635	$218,100	$2,371	$432,850

* Capital assets consist of mineral exploration and development properties, property, plant and equipment, and investments in Tenke Fungurume. Capital assets from discontinued operations are in Other.

LUNDIN MINING CORPORATION
Notes to unaudited interim consolidated financial statements
For the three and nine months ended September 30, 2009 and 2008
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

Segmented Information - Geographical
For the three months ended September 30, 2009
	Portugal	Sweden	Spain	Ireland	DRC	Other	Total
Sales	$107,757	$29,800	$30,281	$3,242	$-	$-	$171,080
Income (loss) before undernoted	66,874	15,604	11,696	1,985	-	(4,401)	91,758
Depreciation, depletion and amortization	(33,306)	(3,845)	(9,222)	(18)	-	(136)	(46,527)
General exploration and project investigation	(4,960)	250	(442)	(802)	-	(593)	(6,547)
Interest expense and bank charges	(284)	(1,363)	(165)	-	-	(1,159)	(2,971)
Foreign exchange (loss) gain	(2,800)	387	(727)	(5)	-	5,918	2,773
Loss on derivative contracts	(24,887)	-	-	-	-	-	(24,887)
Loss from equity investment in Tenke	-	-	-	-	(1,028)	-	(1,028)
Loss on sale of investment	-	(18,661)	-	-	-	-	(18,661)
Other income and expenses	1,417	236	460	219	-	(1,353)	979
Income tax recovery (expense)	1,868	(449)	10,178	(127)	-	(2,673)	8,797
Net income (loss)	$3,922	$(7,841)	$11,778	$1,252	$(1,028)	$(4,397)	$3,686
Capital expenditures	$18,050	$11,308	$1,028	$16	$24,300	$(30)	$54,672

For the nine months ended September 30, 2009
	Portugal	Sweden	Spain	Ireland	DRC	Other	Total
Sales	$284,987	$85,114	$83,890	$35,295	$-	$-	$489,286
Income (loss) before undernoted	156,742	40,084	30,945	11,931	-	(18,719)	220,983
Depreciation, depletion and amortization	(90,341)	(11,921)	(25,857)	(54)	-	(382)	(128,555)
General exploration and project investigation	(11,278)	(1,042)	(749)	(1,970)	-	(895)	(15,934)
Interest expense and bank charges	(1,419)	(3,672)	(422)	-	-	(5,829)	(11,342)
Foreign exchange (loss) gain	(8,633)	4,202	1,101	(212)	-	12,504	8,962
Loss on derivative contracts	(34,079)	-	-	-	-	-	(34,079)
Loss from equity investment in Tenke	-	-	-	-	(5,316)	-	(5,316)
Loss on sale of investment	-	(18,661)	-	-	-	-	(18,661)
Other income and expenses	1,128	1,019	283	432	-	909	3,771
Income tax (expense) recovery	(549)	339	14,843	(550)	-	(888)	13,195
Net income (loss) from continuing operations	$11,571	$10,348	$20,144	$9,577	$(5,316)	$(13,300)	$33,024
Gain from discontinued operations	5,573	-	-	-	-	-	5,573
Net income (loss)	$17,144	$10,348	$20,144	$9,577	$(5,316)	$(13,300)	$38,597
Capital assets*	$1,070,407	$192,100	$113,916	$6,656	$1,625,127	$(1,704)	$3,006,502
Total segment assets	$1,455,955	$304,994	$255,884	$35,978	$1,625,127	$66,416	$3,744,354
Capital expenditures	$61,503	$25,128	$5,579	$125	$53,700	$34	$146,069

* Capital assets consist of mineral exploration and development properties, property, plant and equipment, and investments in Tenke Fungurume. Capital assets from discontinued operations are in Portugal.

LUNDIN MINING CORPORATION
Notes to unaudited interim consolidated financial statements
For the three and nine months ended September 30, 2009 and 2008
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

Segmented Information - Geographical
For the three months ended September 30, 2008

	Portugal	Sweden	Spain	Ireland	DRC	Other	Total
Sales	$119,698	$32,500	$24,194	$15,550	$-	$-	$191,942
Income (loss) before undernoted	62,203	8,352	4,662	1,570	-	(7,856)	68,931
Depreciation, depletion and amortization	(23,817)	(4,642)	(16,628)	(7,429)	(25)	(1,776)	(54,317)
General exploration and project investigation	(4,372)	(1,589)	(1,201)	(394)	(284)	-	(7,840)
Interest expense and bank charges	94	(1,560)	(233)	-	(5)	(1,181)	(2,885)
Foreign exchange gain (loss)	11,757	(4,753)	1,106	304	-	(236)	8,178
Gain on derivative contracts	-	(1,775)	-	-	-	-	(1,775)
Impairment charges	(81,930)	-	(107,994)	(27,270)	-	(2,928)	(220,122)
Other income and expenses	(16)	884	123	373	-	291	1,655
Income tax (expense) recovery	(8,756)	10,028	29,447	(8,654)	(25)	(4,093)	17,947
Net (loss) income from continuing operations	$(44,837)	$4,945	$(90,718)	$(41,500)	$(339)	$(17,779)	$(190,228)
Loss from discontinued operations	(8,776)	-	-	-	-	-	(8,776)
Net (loss) income	$(53,613)	$4,945	$(90,718)	$(41,500)	$(339)	$(17,779)	$(199,004)
Capital expenditures	$41,175	$6,596	$2,234	$3,072	$92,700	$1,028	$146,805

For the nine months ended September 30, 2008
	Portugal	Sweden	Spain	Ireland	DRC	Other	Total
Sales	$482,436	$136,066	$111,363	$61,893	$-	$-	$791,758
Income (loss) before undernoted	310,246	53,919	35,849	13,129	-	(24,090)	389,053
Depreciation, depletion and amortization	(70,648)	(15,536)	(52,698)	(21,436)	(25)	(1,907)	(162,250)
General exploration and project investigation	(13,005)	(7,847)	(3,201)	(2,219)	(284)	(2)	(26,558)
Interest expense and bank charges	(3,029)	(4,449)	(798)	(8)	(5)	(1,834)	(10,123)
Foreign exchange gain (loss)	3,842	(3,959)	267	(191)	-	(329)	(370)
Gain on derivative contracts	-	734	-	-	-	-	734
Impairment charges	(81,930)	-	(107,994)	(27,270)	-	(2,928)	(220,122)
Loss on sale of investment	-	-	-	-	-	(1,320)	(1,320)
Other income and expenses	(4,669)	589	1,118	1,102	-	5,931	4,071
Income tax (expense) recovery	(9,934)	11,748	33,742	(8,342)	(25)	(12,616)	14,573
Net income (loss) from continuing operations	$130,873	$35,199	$(93,715)	$(45,235)	$(339)	$(39,095)	$(12,312)
Loss from discontinued operations	(216,293)	-	-	-	-	-	(216,293)
Net (loss) income	$(85,420)	$35,199	$(93,715)	$(45,235)	$(339)	$(39,095)	$(228,605)
Capital assets*	$1,164,827	$172,835	$406,122	$61,212	$1,532,914	$166,886	$3,504,796
Total segment assets	$1,640,668	$233,688	$611,410	$106,956	$1,532,914	$217,463	$4,343,099
Capital expenditures	$169,826	$31,217	$5,731	$5,635	$218,100	$2,341	$432,850

* Capital assets consist of mineral exploration and development properties, property, plant and equipment, and investments in Tenke Fungurume. Capital assets from discontinued operations are in Portugal.

LUNDIN MINING CORPORATION
Notes to unaudited interim consolidated financial statements
For the three and nine months ended September 30, 2009 and 2008
(Tabular amounts in thousands of US dollars, narrative amounts in US dollars, unless otherwise indicated)

13.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
Changes in non-cash working capital items consist of:
Accounts receivable and other current assets	$(31,002)	$51,355	$(44,890)	$(5,088)
Accounts payable and other current liabilities	17,996	(68,708)	(53,238)	(121,420)
	$(13,006)	$(17,353)	$(98,128)	$(126,508)
Operating activities included the following cash payments:
Interest paid	$4,846	$1,466	$9,453	$7,836
Income taxes paid	$24,127	$4,540	$25,464	$154,163